Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 15, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549

Attention: Jeffrey Riedler

Re:                             Tranzyme, Inc.
Registration Statement on Form S-3

Filed on May 7, 2012

File No. 333-181215

Dear Mr. Riedler:

This letter is submitted on behalf of Tranzyme, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on May 7, 2012 (the “Registration Statement”), as set forth in your letter dated May 11, 2012 addressed to Vipin K. Garg, Ph.D., President and Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Incorporation by Reference, page 41

1.              Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011.  Specifically, this should include your current report on Form 8-K as filed on May 8, 2012 and, if the registration statement has not been made effective prior to filing of your Form 10-Q for the quarter ended March 31, 2012, your Quarterly Report on Form 10-Q. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 41-42 of the base prospectus and page S-14 of the sales agreement prospectus to incorporate all reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of its fiscal year 2011, including: (i) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Commission on May 11, 2012, (ii) the Company’s Current Report on Form 8-K, filed with the Commission on February 1, 2012 and (iii) the Company’s Current Report on Form 8-K, filed with the Commission on March 8, 2012.

Exhibit Index, Page II-7

2.              A form of indenture is required to be on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement.

RESPONSE:  In response to the Staff’s comment, the Company has filed forms of senior indenture and subordinated indenture along with the related forms of senior and subordinated debt securities as Exhibits 4.1 and 4.2 to Amendment No. 1.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:                                 Vipin K. Garg, Ph.D., Tranzyme, Inc.

Richard I. Eisenstadt, Tranzyme, Inc.

Mitchell S. Bloom, Goodwin Procter LLP